August 26, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Edward M. Kelly

Re:	LSB Industries, Inc.

Registration Statement on Form S-1

Filed July 13, 2016

Response Dated August 8, 2016

File No. 333-212503

Ladies and Gentlemen:

Set forth below are the responses of LSB Industries, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 8, 2016, with respect to the Company’s Registration Statement on Form S-1, File No. 333-212503, initially filed on July 13, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

General

1.	We note that you have a pending confidential treatment request in connection with your Exhibit 10.1 filed your Form 10-Q filed on May 4, 2016 incorporated by reference into your registration statement on Form S-1. Please note that all comments on your confidential treatment request will need to be fully resolved before we act on a request for acceleration of the effectiveness of your Form S-1.

RESPONSE:

The Company respectfully advises the Staff that the Company submitted a revised Confidential Treatment Application on August 8, 2016 (the “CTR”) and filed a revised redacted Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 8, 2016. The Company acknowledges that all comments on the CTR will need to be resolved before the Staff will act on a request for acceleration of the effectiveness of the Registration Statement.

2.	We note that you are registering up to 456,225 shares of common stock representing the participation rights value applicable to the Series E preferred stock. In order to register securities underlying the participation rights value applicable to the preferred stock, the private placement transaction involving the securities to be registered must have been completed and the investor must be at market risk at the time of filing of the resale registration statement. There may be no condition to the investor’s obligation to purchase the securities underlying the participation rights value applicable to the Series E preferred stock that is within the investor’s control or that the investor can cause not to be satisfied. Please provide us a detailed discussion and analysis to support the finding that the private placement transaction was completed at the time of filing of the resale registration statement. For guidance you may wish to refer to Securities Act Compliance and Disclosure Interpretation 139.11 available on the Commission’s website. Please address what level of discretion the investor retains to receive the participation rights value in cash or common stock and whether the amount of common stock to be received is fixed or fluctuates according to market price.

RESPONSE:

The Company respectfully advises the Staff that the Company has removed the 456,225 shares of common stock representing the participation rights value applicable to the Series E preferred stock from the offering as reflected in Amendment No. 1.

Selling Stockholder, page 13

3.	We note the disclosure that the selling stockholder is not a director, officer, or employee of yours or an affiliate of yours. Please also disclose the Item 507 of Regulation S-K information about any persons (entities or natural persons) who have control over the selling stockholder entity and who have had a material relationship with you or any of your predecessors or affiliates within the past three years. For guidance you may wish to refer to Regulation S-K Compliance and Disclosure Interpretation 140.02 available on the Commission’s website.

RESPONSE:

The Company respectfully advises the Staff that there is not, and has not been within the past three years, any material relationship between the Company and any entities or natural persons who have control over LSB Funding LLC (the “Selling Stockholder”). The Company has revised its disclosure on page 12 of Amendment No. 1 to reflect the foregoing.

4.	Please tell us if the selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If the selling stockholder is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If the selling stockholder cannot provide these representations, the prospectus should state that the selling stockholder is an underwriter. Note that a broker-dealer and its affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

RESPONSE:

The Company respectfully advises the Staff that the Selling Stockholder is an affiliate of a broker-dealer. Amendment No. 1 now states on page 13 that the Selling Stockholder purchased the securities in the ordinary course of business, and at the time of the purchase of securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

*    *    *    *    *

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to Robert L. Kimball at Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,

LSB INDUSTRIES, INC.

By:	/s/ Michael J. Foster
Michael J. Foster
Senior Vice President, General Counsel and Secretary